Exhibit 22.1
Forum Energy Technologies, Inc.
List of Issuers and Guarantor
The following subsidiaries of Forum Energy Technologies, Inc. (the “Company”) were, as of June 30, 2020, guarantors of the Company’s 6.25% Notes due October 2021:

Name of Subsidiary	Jurisdiction of Formation	Role
Forum Energy Technologies, Inc.	Delaware	Issuer
FET Holdings, LLC	Delaware	Guarantor
Forum Energy Services, Inc.	Delaware	Guarantor
Forum Global Holdings, LLC	Delaware	Guarantor
Forum Global Tubing LLC	Delaware	Guarantor
Forum Global Tubing LP	Delaware	Guarantor
Forum International Holdings, Inc.	Delaware	Guarantor
Forum US, Inc.	Delaware	Guarantor
Global Tubing LLC	Delaware	Guarantor
Z Explorations, Inc.	Delaware	Guarantor
Global Flow Technologies, Inc.	Delaware	Guarantor
Z Resources, Inc.	Delaware	Guarantor
ZY-TECH Global Industries, Inc.	Delaware	Guarantor
Houston Global Heat Transfer LLC	Delaware	Guarantor